SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29715; 812-13885]

WNC Tax Credits 40, LLC, WNC Tax Credits 41, LLC, WNC Housing Tax Credits Manager 2, LLC, WNC National Partners, LLC and WNC & Associates, Inc.; Notice of Application

July 6, 2011

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under sections 6(c) and 6(e) of the Investment Company Act of 1940 (the "Act") granting relief from all provisions of the Act, except sections 37 through 53 of the Act and the rules and regulations under those sections other than rule 38a-1 under the Act.

Applicants: WNC Tax Credits 40, LLC ("Fund 40") and WNC Tax Credits 41, LLC ("Fund 41") (each a "Fund," and collectively, the "Funds"), WNC Housing Tax Credits Manager 2, LLC (the "Manager"), WNC National Partners, LLC ("WNC National Partners") and WNC & Associates, Inc. ("WNC & Associates").

Summary of the Application: Applicants request an order to permit each Fund to invest in limited liability companies that engage in the ownership and operation of apartment complexes for low and moderate income persons ("Apartment Complexes").

Filing Date: The application was filed on April 4, 2011.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on August 1, 2011, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, 17782 Sky Park Circle, Irvine, CA 92614.

For Further Information Contact: Emerson S. Davis, Sr., Senior Counsel, (202) 551-6868, or Daniele Marchesani, Branch Chief, (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplemental Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant by using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Fund 40 and Fund 41 each was formed as a California limited company in 2011. Each Fund will operate as a "two-tier" partnership, i.e., each Fund will invest as a limited partner or member in other limited partnerships or limited liability companies that are characterized as partnerships for Federal income tax purposes ("Local Limited Partnerships"). The Local Limited Partnerships in turn will engage in the ownership and operation of Apartment Complexes expected to be qualified for the low income housing tax credit under the Internal Revenue Code of 1986, as amended. The Manager is a California limited liability company whose sole member is WNC National Partners. WNC National Partners is a California limited liability company whose sole member is WNC & Associates, a California corporation. The objectives of each Fund are to provide current tax benefits in the form of (a) a predictable stream of low income housing credits which investors may use to offset their Federal income tax liabilities, and (b) tax losses.

2.	Each Fund intends to conduct a private placement of its units of limited liability company member interest (the "Units") on a commencement date to be determined by the Manager. Each Fund's placement will be conducted as described in, and by means of a private placement memorandum, to be supplemented periodically with updated information for each Fund's placement (the "Memorandum"). Purchasers of Units in a Fund will be admitted as limited liability company members ("Members") of the issuing Fund. The Units will be offered pursuant to the exemption from the registration requirements of the Securities Act of 1933 (the "Securities Act"), provided by Rule 506 of Regulation D under the Securities Act. Each Member will be required, as condition to acceptance of a subscription, to qualify as an "accredited investor," as that term is defined in Rule 501(a) of Regulation D (an "Accredited Investor"). Each Fund intends to offer its Units at a price to be determined by the Manager prior to commencement of the Fund's placement. The minimum investment per Accredited Investor will be determined prior to commencement of the offerings. Each Fund will establish its minimum and maximum capitalization, and will disclose it by supplement to its Memorandum and deliver the supplement to all prospective Accredited Investors prior to subscription.

3.	Each Fund will not accept any subscriptions for Units until the requested exemptive order is granted or the Fund receives an opinion of counsel that it is exempt from registration under the Act. Subscriptions for Units must be approved by the Manager. The Accredited Investor will execute representations confirming suitability and the basis for such suitability. In addition, transfers of Units will be permitted only if the transferee meets the same suitability standards as had been imposed on the transferor Member.

4.	Although a Fund's direct control over the management of each Apartment Complex will be limited, the Fund's ownership of interests in Local Limited Partnerships will, in an economic sense, be the substantial equivalent of direct ownership of the Apartment Complexes themselves. A Fund normally will acquire at least a 90% interest in the profits, losses, and tax

credits of the Local Limited Partnerships. However, in certain cases, at the discretion of the

Manager, the Fund may acquire a lesser interest in a Local Limited Partnership.

5.   Each Fund will have certain voting rights with respect to each Local Limited

Partnership. The voting rights will include the right to dismiss and replace the local general

partner on the basis of performance, to approve or disapprove a sale or refinancing of the

Apartment Complex owned by such Local Limited Partnership, to approve or disapprove the

dissolution of the Local Limited Partnership, and to approve or disapprove amendments to the

Local Limited Partnership agreement materially and adversely affecting the Fund's investment.

6.   Each Fund will be controlled by the Manager, pursuant to an operating agreement

(the "Operating Agreement"). The Members of each Fund, consistent with their limited liability

status, will not be entitled to participate in the control of the Fund's business operations.

However, a majority-in-interest of the Members will have the right to amend the Operating

Agreement of their Fund (subject to certain limitations) with the consent of the Manager, which

shall not be unreasonably withheld, to dissolve the Fund with the consent of the Manager, which

shall not be unreasonably withheld, and to remove any Manager and elect a replacement. In

addition, under the Operating Agreement, each Member is entitled to review all books and

records of the Member's Fund at any and all reasonable times.

7.   Applicants state that the Operating Agreement and Memorandum of the Funds

contain provisions to ensure fair dealing by the Manager with the Members. Applicants also

state that all compensation to be paid to the Manager and its affiliates by a Fund is specified in

the Operating Agreement and Memorandum, and no compensation will be payable to the

Manager or any of its affiliates by the Fund unless so specified. Applicants believe that the fees

and other forms of compensation that will be paid by each Fund to the Manager and its affiliates are fair and on terms no less favorable to the Fund than would be the case if such arrangements had been made with independent third parties.

8.   During the offering and organizational phase, WNC Capital Corporation, an affiliate of the Manager, will receive a dealer-manager fee from each Fund for its services in managing a group of independent broker-dealers who will sell the Units. The Manager or an affiliate will also receive from each Fund a nonaccountable organizational and offering expense allowance. In exchange for this allowance, the Manager has agreed to pay all organizational and offering expenses of each Fund (excluding retail selling commissions, the dealer-manager fee, and the nonaccountable organizational and offering expense allowance). During its acquisition phase, each Fund will pay to the Manager or its affiliates an acquisition fee for analyzing and evaluating potential investments in Local Limited Partnerships and for various other services. The Manager or its affiliates will receive from each Fund a nonaccountable acquisition expense allowance in consideration of which the Manager or its affiliates will pay all acquisition expenses of each Fund. All fees and expenses paid to all persons in connection with the organization of each Fund, the offering of Units and the acquisition of Local Limited Partnership interests will not exceed an amount equal to 22% of the Fund's gross offering proceeds.

9.   During the operating phase, the Manager will receive a yearly asset management fee from each Fund in an amount equal to 0.75% of the Fund's invested assets for services rendered by the Manager in connection with the administration of the affairs of the Fund and the management of the Fund's assets. During the liquidation phase, each Fund will pay the Manager or its affiliates a disposition fee in an amount of up to 3% of the gross sales price of an Apartment Complex or a Local Limited Partnership interest.

10.   All proceeds of the private placement of a Fund's Units initially will be placed in an escrow account with U.S. Bank, National Association ("Escrow Agent"). Pending release of

offering proceeds to the Fund, the Escrow Agent will deposit escrowed funds in accordance with instructions from time to time received from the Manager in short-term United States Government securities, securities issued or guaranteed by the United States Government, and certificates of deposit or time or demand deposits in commercial banks. Upon receipt of a prescribed minimum amount of gross operating proceeds for a Fund, funds in escrow will be released to the Fund and held by it pending investment in Local Limited Partnerships. Any of a Fund's offering proceeds available for investment in Local Limited Partnership interests that the Fund has not either invested or committed to invest within 24 months following the termination of its offering of Units will be distributed to investors pro rata as a return of capital.

11.   If more than one entity that the General Partner or its affiliates advises or manages may invest in a particular investment opportunity, the decision as to the entity that will be allocated the investment will be based upon such factors as the effect of the acquisition on diversification of each entity's portfolio, the estimated income tax effects of the purchase on each entity, the amount of funds of each entity available for investment, and the length of time such funds have been available for investment.

Applicants' Legal Analysis:

1.   Applicants believe that the Funds will not be "investment companies" under sections 3(a)(1)(A) or 3(a)(1)(C) of the Act. If the Funds are deemed to be investment companies, however, applicants request an exemption under section 6(c) and 6(e) of the Act from all provisions of the Act, except sections 37 through 53 of the Act and the rules and regulations under those sections, except rule 38a-1 thereunder.

2.   Section 3(a)(1)(A) of the Act provides that an issuer is an "investment company" if it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities. Applicants believe that the Funds will

not be investment companies under section 3(a)(1)(A) because each Fund will be in the business of investing in and being a beneficial owner of Apartment Complexes, not securities.

3.   Section 3(a)(1)(C) of the Act provides that an issuer is an "investment company" if it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of such issuer's total assets (exclusive of Government securities and cash items). Applicants state that although the Local Limited Partnership interests may be deemed "investment securities," they are not readily marketable, cannot be sold without severe adverse tax consequences, and have no value apart from the value of the Apartment Complexes owned by the Local Limited Partnerships.

4.   Applicants believe that the two-tier structure is consistent with the purposes and criteria set forth in the Commission's release concerning two-tier real estate partnerships (the "Release").[1] The Release states that investment companies that are two-tier real estate partnerships that invest in limited partnerships engaged in the development and operation of housing for low and moderate income persons may qualify for an exemption from the Act pursuant to section 6(c). Section 6(c) provides that the Commission may exempt any person from any provision of the Act and any rule thereunder, if, and to the extent that, such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 6(e) permits the Commission to require companies exempted from the registration requirements of the Act to comply with certain specified provisions of the Act as though the company were a registered investment company.

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[1]   Investment Company Act Release No. 8456 (Aug. 9, 1974).

5.   The Release lists two conditions, designed for the protection of investors, which must be satisfied by two-tier partnerships to qualify for the exemption under section 6(c). First, interests in the issuer should be sold only to persons for whom investments in limited profit, essentially tax shelter, investments would not be unsuitable. Second, requirements for fair dealing by the general partner of the issuer with the limited partners of the issuer should be included in the basic organizational documents of the company.

6.   Applicants represent that Units will be sold only to persons for whom investment in limited profit, essentially tax shelter, investments would be suitable. Applicants further state that the requirements for fair dealing by the Manager with the Members are included in the basic organizational documents of each Fund. Applicants assert, among other things, that the suitability standards set forth in the application, the requirements for fair dealing provided by the Operating Agreement, and pertinent governmental regulations imposed on each Local Limited Partnership by various Federal, state, and local agencies provide protection to Accredited Investors in Units. In addition, applicants assert that the requested exemption is both necessary and appropriate in the public interest.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Cathy H. Ahn
Deputy Secretary